UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 19, 2019

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI'S OBUASI GOLD MINE POURS FIRST GOLD – ON TIME AND ON BUDGET**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or "AGA" or the "Company")

19 December 2019

NEWS RELEASE

AngloGold Ashanti's Obuasi Gold Mine Pours First Gold – On Time and On Budget

(JOHANNESBURG - PRESS RELEASE) – AngloGold Ashanti (Ghana) Limited (the Company), a wholly owned subsidiary of AngloGold Ashanti, has achieved its first pour of gold from the Obuasi Gold Mine, signaling the successful redevelopment of the mine into a modern, mechanized mining operation since mining activities were suspended five years ago.

The Obuasi Redevelopment Project, which seeks to access Obuasi's 30-million-ounce ore body over the next two decades and beyond, has completed the first phase of construction on time and on budget. Refurbishment of an existing plant and construction of new infrastructure and underground development, in line with a new mine plan, has taken place over the past 18 months.

"Producing first gold on budget and on a tight schedule is a significant achievement for the Company, for the community at Obuasi and for Ghana as a whole," said AngloGold Ashanti Chief Executive Officer Kelvin Dushnisky. "Restarting this important mine is testament to the focused execution by our team on the ground, as well as the clear investment framework and supportive environment created by the President of Ghana and his government, and the King of Ashanti."

Following a ramp-up period, AngloGold Ashanti estimates mining at a rate of 2,000 tons per day from Obuasi during 2020, climbing to 4,000 tons per day by year-end. The mine will be producing gold at an average run-rate of 350,000oz – 400,000oz per year for the first ten years, and above 400,000oz over the life of mine at all-in sustaining costs of around $800/oz.

"The team has done an excellent job completing the first phase of this project and will be focused on ramping up production through next year," said Graham Ehm, AngloGold Ashanti's Executive Vice President of Group Planning and Technical, who is overseeing the project. "The difficult decision was made to suspend production in 2014 to rebuild the mine's foundation for a sustainable long-term future that will bring benefit to the region over the coming decades. We are tremendously proud of what has been achieved since then."

The underground mine development is ongoing, with deepening of the Obuasi Deeps Decline and access to the KRS shaft on schedule for mid-2020. The construction of new plant and infrastructure will continue in 2020. The initial project capital for Obuasi remains in the range of $495m to $545m, spent between 2018 to the end of 2020

AngloGold Ashanti is working closely with government and community stakeholders to ensure that the Obuasi mine is developed sustainably, fuelling growth for Ghana and benefitting the communities around the mine. A committee, including local stakeholders and regulators, has been created to track execution of the reclamation of the mine site and the mine will also be contributing $2/oz of gold produced to a Community Trust Fund, over its life, to facilitate development projects in the local area.

The project has placed a premium on local content, with 80% of the capital thus far spent in-country, according to the Managing Director of the Obuasi Mine, Eric Asubonteng. Ghanaian companies have been given preference in the procurement of goods and services, from the large-value underground mining contract all the way to catering and security contracts. Employment has also prioritised Ghanaians from the immediate area around the mine wherever possible, with Ghanaians from elsewhere in the country next in line for recruitment in available roles.

Ends

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite +27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this document has not been reviewed or reported on by the Company's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 19, 2019

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance